May 13, 1998



Dear Shareholder:

Pinnacle Banc Group, Inc. reported reported net income of $3,850,000, or $0.51 per share on a fully diluted basis, for the first quarter of 1998, an increase of 42% on a per share basis from the $2,739,000, or $0.36 per share, earned in the first quarter of 1997. The return on average equity was 15.5% for the first three months of 1998 and the return on average assets totalled 1.54%.

Total consolidated assets amounted to $1.033 billion, approximately the same as year end but down 1% from the same quarter end in 1997. Total loans were $508 million and total deposits amounted to $871 million. Stockholders' equity totalled $117 million at March 31, 1998, resulting in a book value per share of $15.56, an increase of 18% over the first quarter end of 1997.

The increase in earnings for the first quarter of 1998 compared with the same quarter of 1997 was primarily the result of higher gains recorded on the sale of investment securities. Net gains of $2,897,000 were booked in the first three months of 1998 versus net gains of $1,101,000 in 1997. The gains in both periods resulted primarily from the sale of U. S. Treasury securities as part of Pinnacle's term portfolio program. Minimal gains of $8,000 in the first quarter of 1998 and $186,000 in the first quarter of 1997 were recorded on the sale of equity securities as part of Pinnacle's equity investment program in other financial institutions. At March 31, 1998, the portfolio had a market value of $53.3 million, with unrealized appreciation of $23.6 million.

Net interest income declined 2% in the first quarter of 1998 compared with the same period in 1997, with a 3% decline in average earning assets contributing to the decrease. Other operating income was up 15% with increases in trust fees and deposit service fees providing the higher level. Other operating expense increased 4%.

Non-performing assets totalled $7,193,000 at March 31, 1998, an increase of approximately $72,000, or 1%, from the amount at year end. The allowance for loan losses was $7,138,000, or 1.40% of loans at quarter end. Non-performing assets at March 31, 1998 were 1.41% of total loans plus other real estate owned, and amounted to 0.69% of total assets.

At the Board of Directors' meeting on April 21, 1998, the Board declared a dividend of $0.23 per share payable on May 14 to shareholders of record as of May 4.

Very truly yours,

/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer

                      PINNACLE BANC GROUP, INC.
                        FINANCIAL HIGHLIGHTS
                             (UNAUDITED)


            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                QUARTER ENDED MARCH 31
                                                       ------------------------------------------
                                                            1998           1997       % CHANGE
                                                       ----------      ---------    -------------
     INCOME STATEMENT
        Net interest income                               $7,912         $8,093       (2)%
        Provision for loan losses                              0              0        0
        Net securities gains                               2,897          1,101      N/M
        Non-interest income                                2,273          1,980       15
        Non-interest expense                               7,314          7,025        4
        Provision for income taxes                         1,918          1,410       36
        Net income                                         3,850          2,739       41

     BALANCE SHEET (END OF PERIOD)
        Total assets                                  $1,032,834     $1,039,071       (1)
        Loans                                            508,083        521,117       (3)
        Portfolio funds                                  441,556        432,822        2
        Deposits                                         871,448        864,125        1
        Debt                                              21,775         33,550      (35)
        Stockholders' equity                             116,794        100,289       16

     PER SHARE DATA
        Earnings per share - diluted                     $  0.51        $  0.36       42
        Book value                                         15.56          13.24       18
        Dividends                                           0.23           0.22        5
        Cash earnings per share                             0.59           0.44       34
        Tangible book value                                12.56           9.98       26

     RATIOS
        Return on average equity                            15.5%          11.8%
        Return on average assets                            1.54           1.06
        Net interest margin                                 3.53           3.51
        Non-performing assets / total assets                0.69           1.03

     MARKET DATA
        Stock price range
        (DURING THE QUARTER):
           High                                           $35.50         $23.50
           Low                                             26.25          18.67
           Close                                           34.31          21.88       57
        Annual dividend rate                                0.92           0.88        5
